 Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Provides Business Update

Vancouver, BC – January 14, 2025 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the Company was cited in a press release issued by JVCKenwood.

The full release is available at: https://www.police1.com/police-products/communications/radios/jvckenwood-usa-announces-availability-of-push-to-talk-over-cellular-poc-handsets

Marc Seelenfreund, CEO of Siyata, said, “JVCKenwood is a leader in technology and communications with widespread brand recognition and a well-established distribution network of thousands of dealers across North America. Our innovative push to talk over cellular solutions are a natural fit for its leading LMR portfolio. Importantly, this collaboration enables greater reach for our devices in the U.S. and Canada and thereby broadens our opportunity to increase placements in a meaningful way.”

The Kenwood Push-to-Talk over Cellular (PoC) Handsets will be on display at NRF 2025 Expo, the National Retail Federation Conference, January 12-14, 2025 at the Jacob K. Javitz Convention Center in New York City and at WoC 2025, the World of Concrete Conference, January 20-23, 2025 at the Las Vegas Convention Center in Las Vegas.

JVCKENWOOD Corp. manufactures KENWOOD and Viking analog and digital two-way radios, including DMR Tier II and P25 compliant and NEXEDGE radios that use the NXDN protocol. JVCKENWOOD provides complete turnkey system solutions for the utility, public safety, government, education, healthcare, and business and industrial markets. For more detailed information, call JVCKENWOOD at 1-800-950-5005.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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